VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

RE:   Tortoise Energy Infrastructure Corporation (File No. 811-21462)

To the Commission:

Tortoise Energy Infrastructure Corporation (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Company’s fidelity bond for the 2012-2013 year:

1.      A copy of the bond coverage for the Company (the “Bond”) (attached as EX99.1).

2.      A copy of the Board meeting resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not “interested persons”
       (as defined in the 1940 Act) of the Company (attached as EX99.2).

The premium for the Bond was paid for the policy period from February 25, 2012 to February 25, 2013.

Please contact the undersigned at 913-981-1020 if you have any questions concerning this filing.

Tortoise Energy Infrastructure Corporation

Date: March 2, 2012	By:	/s/ P. Bradley Adams
P. Bradley Adams
Chief Financial Officer